As filed with the Securities and Exchange Commission on June 28, 2012
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to __________________

Commission file number: 1-9044

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DUKE REALTY 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DUKE REALTY CORPORATION
600 East 96th Street, SUITE 100
INDIANAPOLIS, INDIANA 46240

DUKE REALTY 401(k) PLAN

Report of Independent Registered Public Accounting Firm
The Associate Benefits Committee

Duke Realty 401(k) Plan:
We have audited the accompanying statements of assets available for plan benefits of Duke Realty 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of Duke Realty 401(k) Plan as of December 31, 2011 and 2010, and the changes in assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, line 4a - Schedule of delinquent participant contributions, and Schedule H, line 4i – Schedule of assets (held at end of year), are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG, LLP
Indianapolis, Indiana
June 28, 2012

DUKE REALTY 401(k) PLAN
Statements of Assets Available for Plan Benefits
December 31, 2011 and 2010
	2011	2010
Assets held by trustee:
Investments, at fair value:
Money market funds	$4,922,396	$3,071,812
Mutual funds	58,652,562	61,600,013
Common and preferred stock	19,450,473	18,457,873
U.S. treasury notes	5,081	23,058
Total investments	83,030,512	83,152,756
Receivables:
Employer discretionary contribution	1,097,285	1,185,300
Employer match contribution	94,303	—
Notes receivable from participants	1,960,883	1,754,344
Receivables from clearing organizations	—	6,120
Total receivables	3,152,471	2,945,764

Assets available for plan benefits	$86,182,983	$86,098,520
See accompanying notes to financial statements.

DUKE REALTY 401(k) PLAN
Statements of Changes in Assets Available for Plan Benefits
Years ended December 31, 2011 and 2010
	2011	2010
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(6,801,312)	$7,398,525
Interest and dividends	2,936,450	2,092,669
Total investment income (loss)	(3,864,862)	9,491,194
Interest income on notes receivable from participants	84,005	88,895
Contributions:
Participants’ salary deferral	5,588,470	5,174,198
Employer matching of salary deferral	1,662,347	32,272
Employer discretionary	1,097,285	1,185,300
Participants’ rollover	314,611	112,897
Total contributions	8,662,713	6,504,667
Total additions	4,881,856	16,084,756
Deductions from assets attributed to:
Benefits paid to participants	4,751,009	5,872,830
Administrative fees	46,384	40,874
Total deductions	4,797,393	5,913,704
Net increase	84,463	10,171,052
Assets available for plan benefits:
Beginning of year	86,098,520	75,927,468
End of year	$86,182,983	$86,098,520
See accompanying notes to financial statements.

DUKE REALTY 401(k) PLAN
Notes to Financial Statements
December 31, 2011 and 2010

(1)	Description of Plan
The following description of the Duke Realty 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan sponsored by Duke Realty Corporation (the Employer) covering all employees who are age 18 years or older. Employees are eligible to participate in the Plan on the first day of the calendar month following their hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions
Eligible participants may elect to defer a percentage of their compensation to be contributed to their Employee Deferral Account. The Plan stipulates the minimum and maximum percentage that may be contributed, not to exceed 75% of a participant’s compensation for each plan year, subject to limitations imposed by the Internal Revenue Service. The Plan currently offers each participant investment options including a number of mutual funds, common stock of the Employer, a money market fund, and a self-directed fund, which allows participants to direct their contributions into investments of their choice. The Employer reinstated the Employer match effective January 1, 2011 after suspending the match as of July 1, 2009. The Employer matches participant contributions annually up to 2% of total compensation. The Employer matching contribution is limited to a participant’s first $245,000 of compensation. Effective June 2, 2008, this contribution is invested in the common stock of the Employer unless the participant elected to have the Employer matching contribution invested in other investment options. The Employer may also make discretionary contributions to the Plan to be invested in the common stock of the Employer. Participants are able to transfer all Employer contributions to an investment option of their choice. The Employer declared a discretionary contribution of $1,185,300 in 2010 (paid in 2011) and $1,097,285 in 2011 (to be paid in 2012).

(c)	Participant Accounts
Each participant’s account is credited (debited) with the participant’s contribution, the Employer matching contribution, allocations of the Employer’s discretionary contribution (when applicable), and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting
Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in discretionary contributions, matching contributions, and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after one year of service and vests an additional 20% for each year of service thereafter and is 100% vested after five years of service. Participants who terminate employment due to retirement after age 59½, by death, or by total or permanent disability are automatically considered fully vested.

(e)	Notes Receivable From Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%, and range from 4.25% to 9.25% at December 31, 2011 and 2010. Principal and interest is paid ratably through payroll deductions.

(f)	Benefits
Upon retirement, death, disability or other termination of employment, a participant’s vested account balance is to be distributed in a single lump-sum payment, and/or they can receive Employer stock for the portion of their vested account balance that was in Employer stock within 90 days of written request.

(g)	Forfeitures
Participants who terminate employment forfeit any nonvested portion of their account. Forfeitures are used to reduce the Employer matching contributions. In 2011 and 2010, no Employer contributions were reduced from forfeited nonvested accounts. As of December 31, 2011 and 2010, there are $66,407 and $17,178, respectively, of additional forfeitures that have not yet been used to reduce Employer matching contributions

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting, except for the cash basis recording of benefits paid.

(c)	Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 6 for discussion of fair value measurements.
Net appreciation (depreciation) in fair value of investments is reflected in the statements of changes in assets available for benefits and includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) from one period to the next. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Acquisition costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.

(d)	Administrative Expenses
In service withdrawal fees, participant loan origination fees, participant loan maintenance fees, Employer stock trustee fees, and Employer stock sale/purchase fees are charged to participant’s accounts as incurred.

(e)	Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

(f)	Reclassifications
Certain amounts in the accompanying financial statements for 2010 have been reclassified to conform to the 2011 consolidated financial statement presentation.

(3)	Plan Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination by the Employer, participants will become 100% vested in their accounts.
In 2009, the Plan sponsor carried out a series of independent terminations of certain employee groups. Although each instance did not constitute a partial termination of the Plan, the plan administrator determined that all of those terminations combined constituted a partial termination of the Plan. Some of the forfeitures of employer contributions resulting from these terminations were used to reduce employer contributions to the Plan. However, since these events in combination were considered a partial plan termination, unvested funds of the affected terminated employees should have immediately vested to the employee and not been forfeited.
In 2010, the plan administrator identified those employees affected by the partial plan termination and determined the amount of forfeited contributions to be $112,187, plus earnings of $13,228, to be returned to these former employees. The Plan sponsor utilized $83,268 from the forfeiture account balance and funded the additional $42,147 with a contribution to the Plan to fulfill the payout to these former employees.

(4)	Investments
The following table represents the fair value of individual investments that exceed 5% of the Plan’s assets available for plan benefits as of December 31:

	2011	2010
Calamos Growth Fund	N/A	$4,358,225
Duke Realty Corporation Common Stock	$17,515,435	16,011,660
Fidelity Spartan Total Market Index Fund	N/A	4,704,479
Fidelity Spartan Total Market Index Fund Institutional	4,808,648	N/A
Goldman Sachs Mid Cap Value CL A	4,919,592	5,317,328
Growth Fund of America	6,374,397	7,203,342
Janus Overseas I	4,661,525	7,016,829
Pimco Total Return Fund – Admin Class	7,408,370	6,467,967
Royce Low-Priced Stock Fund – Inv Class	4,350,532	5,221,814
Van Kampen Growth and Income Fund	4,778,039	5,139,877
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2011	2010
Common and preferred stock	$(878,601)	$803,138
Mutual funds	(5,922,953)	6,594,969
U.S. Treasury notes	242	418
	$(6,801,312)	$7,398,525

(5)	Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated March 12, 2012 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan.  The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

(6)	Fair Value Measurements
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 – Unadjusted quoted prices accessible in active markets for identical assets or liabilities at the measurement date.
Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.
Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.
Money market funds, equity securities, and U.S. treasury notes: Valued at the closing price reported on the active market on which the individual investments are traded.
Mutual Funds: Valued at closing price reported on the active market on which the individual funds are traded.
The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2011 and 2010.

12/31/2011
Assets	Level 1	Level 2	Level 3	Total
Investments at fair value:
Money market funds	$4,922,396	—	—	$4,922,396
Non-Brokerage Link Funds:
Mid/Large Cap Stock	37,553,901	—	—	37,553,901
Fixed Income	10,997,330	—	—	10,997,330
International	4,661,525	—	—	4,661,525
Small Cap Stock	4,350,532	—	—	4,350,532
Brokerage Link Funds:
China Region	12,155	—	—	12,155
Conservative Allocation	10,195	—	—	10,195
Consumer Defensive	11,156	—	—	11,156
Diversified Emerging Markets	18,890	—	—	18,890
Foreign Large Blend	55,970	—	—	55,970
Foreign Large Growth	55,432	—	—	55,432
Foreign Large Value	18,329	—	—	18,329
Intermediate Term Bond	98,284	—	—	98,284
Large Blend	273,100	—	—	273,100
Large Growth	30,506	—	—	30,506
Large Value	15,120	—	—	15,120
Mid-Cap Blend	52,949	—	—	52,949
Mid-Cap Growth	23,381	—	—	23,381
Mid-Cap Value	10,932	—	—	10,932
Natural Resources	29,646	—	—	29,646
Short Government	32,961	—	—	32,961
Target Date 2031-2035	258,890	—	—	258,890
Utilities	11,449	—	—	11,449
World Allocation	11,198	—	—	11,198
World Bond	22,951	—	—	22,951
Other	35,780	—	—	35,780
Common and preferred stock	19,450,473	—	—	19,450,473
U.S. Treasury notes	5,081	—	—	5,081
Outstanding at December 31, 2011	$83,030,512	$—	$—	$83,030,512

12/31/2010
Assets	Level 1	Level 2	Level 3	Total
Investments at fair value:
Money market funds	$3,071,812	—	—	$3,071,812
Non-Brokerage Link Funds:
Mid/Large Cap Stock	38,689,616	—	—	38,689,616
Fixed Income	9,483,164	—	—	9,483,164
International	7,016,829	—	—	7,016,829
Small Cap Stock	5,221,814	—	—	5,221,814
Brokerage Link Funds
China Region	66,432	—	—	66,432
Consumer Defensive	10,249	—	—	10,249
Diversified Emerging Markets	20,957	—	—	20,957
Foreign Large Blend	11,027	—	—	11,027
Foreign Large Growth	97,539	—	—	97,539
Foreign Large Value	21,641	—	—	21,641
Large Blend	214,568	—	—	214,568
Large Growth	135,601	—	—	135,601
Large Value	14,079	—	—	14,079
Latin America Stock	11,730	—	—	11,730
Mid-Cap Blend	34,350	—	—	34,350
Mid-Cap Growth	23,521	—	—	23,521
Mid-Cap Value	54,510	—	—	54,510
Moderate Allocation	42,073	—	—	42,073
Natural Resources	36,205	—	—	36,205
Short Government	32,229	—	—	32,229
Small Blend	15,566	—	—	15,566
Target Date 2031-2035	264,823	—	—	264,823
Utilities	10,130	—	—	10,130
World Allocation	10,490	—	—	10,490
World Bond	21,258	—	—	21,258
Other	39,612	—	—	39,612
Common and preferred stock	18,457,873	—	—	18,457,873
U.S. Treasury notes	23,058	—	—	23,058
Outstanding at December 31, 2010	$83,152,756	$—	$—	$83,152,756

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(7)	Party-in-Interest Transactions
The following investment funds are sponsored by Fidelity Investments, the Trustee: Fidelity Retirement Money Market Portfolio, Fidelity Balanced Fund, Fidelity Freedom Funds, Fidelity Freedom Income Fund, Fidelity Inflation‑Protected Bond Fund, and Fidelity Spartan Total Market Index Fund Institutional. Participant loans are made with individual participants of the Plan, and investments are made in the common stock of the Employer. Therefore, transactions in these investments are considered to be party-in-interest transactions.

(8)	Concentrations
At December 31, 2011 and 2010, approximately 20% and 19%, respectively, of assets available for plan benefits are invested in the Employer’s common stock.

(9)	Risks and Uncertainties
The Plan offers various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for plan benefits.

(10)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits according to the financial statements as of December 31, 2011 and 2010, to the Form 5500:

	2011	2010

Assets available for plan benefits per the financial statements	$86,182,983	$86,098,520
Certain deemed distributions of participant loans	(35,392)	—
	$86,147,591	$86,098,520

The following is a reconciliation of the net increase per the financial statements and the net income per the Form 5500 for the years ended December 31, 2011 and 2010:

	2011	2010

Net increase per the financial statements	$84,463	$10,171,052
Change in certain deemed distributions of participant loans	(35,392)	—
	$49,071	$10,171,052

Certain deemed distributions represent active participants' loan balances that were in default and have been taxed to the participant (deemed loans). Amounts associated with deemed loans are included in the net asset balance reported in the financial statements at December 31, 2011 and 2010, but are removed from the assets reported on the Form 5500.

(11)	Subsequent Events
The Plan has evaluated subsequent events from December 31, 2011, and determined that no additional disclosures are necessary.

Duke Realty 401(k) Plan
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
December 31, 2011 and 2010
Participant	Total that constitute nonexempt prohibited transactions			Total fully
contributions		Contributions	Contributions	corrected under
transferred late	Contributions	corrected outside	pending correction	VFCP and PTE
to Plan	not corrected	VFCP	in VFCP	2002-51
$219,017	—	—	—	$219,017

It was noted that there was an unintentional delay by the Company in submitting a 2011 participant contribution related to 2011 pay in the amount of $219,017 to the Trustee. On June 27, 2012 the Company reimbursed the Plan for lost interest in the amount of $171.

See accompanying report of independent registered public accounting firm.

DUKE REALTY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
12/31/2011
Party-in-			Current
interest	Identity	Description of investment	value
	Money market funds:
*	Fidelity	Fidelity Retirement Money Market Portfolio	$3,440,393
	Mutual funds:
	Calamos	Calamos Growth Fund	3,924,798
*	Fidelity	Fidelity Balanced Fund	4,140,909
*	Fidelity	Fidelity Freedom 2005 Fund	93,385
*	Fidelity	Fidelity Freedom 2010 Fund	31,426
*	Fidelity	Fidelity Freedom 2015 Fund	412,244
*	Fidelity	Fidelity Freedom 2020 Fund	1,429,946
*	Fidelity	Fidelity Freedom 2025 Fund	1,151,662
*	Fidelity	Fidelity Freedom 2030 Fund	1,818,376
*	Fidelity	Fidelity Freedom 2035 Fund	1,181,613
*	Fidelity	Fidelity Freedom 2040 Fund	893,754
*	Fidelity	Fidelity Freedom 2045 Fund	567,967
*	Fidelity	Fidelity Freedom 2050 Fund	364,477
*	Fidelity	Fidelity Freedom Income Fund	311,720
*	Fidelity	Fidelity Inflation-Protected Bond Fund	3,183,855
*	Fidelity	Fidelity Spartan Total Market Index Fund Institutional	4,808,648
	Goldman Sachs	Goldman Sachs Mid-Cap Value CL A	4,919,592
	American	Growth Fund of America	6,374,397
	Janus	Janus Overseas I	4,661,525
	Pimco	Pimco Total Return Fund – Admin Class	7,408,370
	Royce	Royce Low-Priced Stock Fund – Inv Class	4,350,532
	TRP	TRP Mid-Cap Growth	756,054
	Van Kampen	Van Kampen Growth and Income Fund	4,778,039
			$57,563,289
	Common and preferred stock:
*	Duke Realty Corporation	Common and preferred stock	17,515,435

	Participant directed brokerage account		4,511,395

	Total Investments at fair value		$83,030,512
*	Notes receivable from participants (interest rates ranging from 4.25% to 9.25%)		$1,960,883

*	Denotes exempt party-in-interest.
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
DUKE 401(k) PLAN

Date: June 28, 2012	/s/ Denise K. Dank
Denise K. Dank Sr. Vice President of Human Resources Chairman, Associate Benefits Committee